TRINITY WEALTH SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2023

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5

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SEC FILE NUMBER
8-52801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Trinity Wealth Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 South 12th Street, Unit 2
(No. and Street)

Tampa	FL	33602
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Mickool	(813) 333-1683	jason.mickool@floridafa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Holt & Patterson, LLC
(Name – if individual, state last, first, and middle name)

260 Chesterfield Industrial Blvd	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3372
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason Mickool, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Trinity Wealth Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Allyson Mary Massengill
My Commission HH 002932
Expires 05/21/2024

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRINITY WEALTH SECURITIES, LLC

TABLE OF CONTENTS

	Page No.
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplemental Information:	
Computation of Net Capital Under SEC Rule 15c3-1 (Schedule I)	9
Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II)	10
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III)	10
Report of Independent Registered Public Accounting Firm for Exemption Report under Rule 15c3-3	11
Exemption Report Pursuant to Rule 15c3-3	12
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures	
Schedule of Assessments and Payments to SIPC	

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To Management
of Trinity Wealth Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trinity Wealth Securities, LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Trinity Wealth Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Trinity Wealth Securities, LLC's management. Our responsibility is to express an opinion on Trinity Wealth Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trinity Wealth Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Schedule II, and Schedule III have been subjected to audit procedures performed in conjunction with the audit of Trinity Wealth Securities, LLC's financial statements. The supplemental information is the responsibility of Trinity Wealth Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC

We have served as Trinity Wealth Securities, LLC's auditor since 2018.

Chesterfield, MO

February 29, 2024

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

TRINITY WEALTH SECURITIES, LLC

Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$	874,811
Prepaid and Other Assets		35,985
Total Assets	$	910,796

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable	$	9,987
Commissions Payable		83,682
Due to Related Party		17,100
Total Liabilities		110,769
MEMBER'S EQUITY		
Total Member's Equity		800,027
Total Liabilities and Member's Equity	$	910,796

The accompanying notes are an integral part of these financial statements

TRINITY WEALTH SECURITIES, LLC

Statement of Operations
For the Year Ended December 31, 2023

REVENUES		
Commissions	$	5,129,532
Total Revenues		5,129,532
EXPENSES		
Commission Expense		2,173,041
Insurance Expense		10,394
Office Expense		9,525
Occupancy Expenses		10,800
Professional Fees		24,747
Regulatory Fees		53,262
Total Expenses		2,281,769
NET INCOME	$	2,847,763

The accompanying notes are an integral part of these financial statements

TRINITY WEALTH SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2023

		Total Member's Equity
Beginning Balance January 1, 2023	$	502,269
Net Income		2,847,763
Distributions to Member		(2,550,005)
Ending Balance December 31, 2023	$	800,027

The accompanying notes are an integral part of these financial statements

TRINITY WEALTH SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 2,847,763
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in assets	
Due to Brokers	6,107
Prepaid and Other Assets	(13,426)
Increase (decrease) in liabilities	
Accounts Payable	876
Commissions Payable	13,357
Due to Related Party	17,100
Total adjustments	24,014
Net cash provided by operating activities	2,871,777
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to Member	(2,550,005)
Net cash used in financing activities	(2,550,005)
Net Increase in cash	321,772
Cash at beginning of year	553,039
Cash at end of year	$ 874,811

Supplemental Disclosures of Cash Flow Information

Cash Paid During the Year For:	
Interest	$ -
State income taxes	$ -

The accompanying notes are an integral part of these financial statements

Note 1: ORGANIZATION

Trinity Wealth Securities, LLC (the "Company" or "TWS") was organized on June 12, 2000, and provides services as a registered broker and dealer. The Company is registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). The Company is wholly owned by Florida-Trinity Holdco, LLC ("Parent") and has elected "S" Corporation status for tax purposes.

The Company operates as an introducing broker and primarily deals in mutual funds and variable annuities. The Company files an Exemption Report relying on the 15c-3-3 (k)(1) exemption provision.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

(c) Basis of Accounting

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual basis of accounting for financial statement purposes.

(d) ASC 606 Revenue Recognition

The Company accounts for revenue recognition in accordance with ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606). This guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of with the Company expects to be entitled in exchange for the promised goods or services.

The reportable segments of revenue generated by the Company are described below:

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mutual Fund and Variable Annuity Commissions: The Company generates revenue from selling mutual funds (application way) and variable life insurance or annuities. The revenues are deemed to be generated at a point in time at the time of sale.

(e) Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. As of December 31, 2023, no valuation allowance was deemed necessary.

In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were trade accounts receivable. The Company adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in new/enhanced disclosures only.

(f) Income Taxes

The Company is a Limited Liability Company and has elected to be taxed as an "S" Corporation for both federal and state tax purposes. Consequently, the tax effects of the Company's income or loss are passed through to the member and reported on the member's income tax return.

The Company adopted the standards for Accounting for Uncertainty in Income Taxes, which required the Company to report and uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2023, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. The Company is subject to examination by the taxing agencies for fiscal years ending December 31, 2020, 2022 and 2023.

Note 3: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable

or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2023.

Note 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party. The Company does not anticipate nonperformance by any of the counterparties.

Note 5: RELATED PARTIES

The Company has an expense share agreement with Florida Financial Advisors, Inc. ("FFA"), which is an affiliated entity through common ownership. The expense share covers rent, office supplies, telephone and internet expenses. During the year ended December 31, 2023, the amount paid to the affiliate pursuant to the expense share agreement was $20,700. The amount due to FFA at December 31, 2023 was $17,100.

Note 6: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of both minimum net capital and a maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $5,000 or 6 2/3 percent of aggregate indebtedness which is $7,385. In this case the minimum net capital is $7,385. As of December 31, 2023, the Company's net capital of $764,042 exceeded the minimum net capital requirement of $7,385 by $756,657, and the Company's ratio of aggregate indebtedness of $110,769 to net capital was 0.15:1 which is less than the 15:1 maximum ratio required.

Note 7: LEASE OBLIGATIONS

In accordance with FASB ASU 2016-02, the Company is required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). As of December 31, 2023, the Company did not have a long-term lease commitment. During the year ended December 31, 2023, rent and occupancy costs totaled $10,800.

Note 8: COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, the Company had no commitment, contingency or guarantee that might result in a loss or a future obligation, as well as any claim of which the firm was aware that might be asserted against it as of the audit opinion date.

Note 9: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from December 31, 2023, through February 29, 2024, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

TRINITY WEALTH SECURITIES, LLC

Schedule I
Statement of Net Capital
December 31, 2023

	Focus 12/31/23	Audit 12/31/23	Change
Member's Equity, December 31, 2023	$ 800,027	$ 800,027	-
Less: Non-allowable Assets			
Prepaid and Other Assets	35,985	35,985	-
Tentative net capital	764,042	764,042	-
Haircuts	-	-	-
Undue Concentration	-	-	
NET CAPITAL	764,042	764,042	-
Minimum Net Capital	7,385	7,385	-
Excess Net Capital	$ 756,657	$ 756,657	-
Aggregate indebtedness	$ 110,769	$ 110,769	-
Ratio of Aggregate Indebtedness to Net Capital	0.15:1	0.15:1	

Reconciliation: There were no noted differences between the audited financial statements and the focus filed at December 31, 2023.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1) for the year ended in December 31, 2023.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(1) exemptive provision for the year ended in December 31, 2023.

TRINITY WEALTH SECURITIES, LLC

Exemption Report

For the Year Ended December 31, 2023

Trinity Wealth Securities, LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Trinity Wealth Securities, LLC. Claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

2. Trinity Wealth Securities, LLC met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Trinity Wealth Securities, LLC

I, Jason Mickool, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jason Mickool

Jason Mickool

Chief Compliance Officer

(813) 333-1683 401 S. 12th Street, Unit 2, Tampa, FL 33602 www.floridafa.com

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management
of Trinity Wealth Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Trinity Wealth Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trinity Wealth Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provision) and (2) Trinity Wealth Securities, LLC stated that Trinity Wealth Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Trinity Wealth Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trinity Wealth Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO

February 29, 2024

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101